UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Noah Holdings Limited
(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share
(Title of Class of Securities)

65487X102[1]
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares. Two American depositary shares represent one ordinary share.

CUSIP No. 65487X102	13G	Page 1 of 4

1	NAMES OF REPORTING PERSON Zhe Yin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,701,800 ordinary shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,701,800 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,800 ordinary shares (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12		TYPE OF REPORTING PERSON
IN

CUSIP No. 65487X102	13G	Page 2 of 4

1	NAMES OF REPORTING PERSON Yin Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,701,800 ordinary shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,701,800 ordinary shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701,800 ordinary shares (See Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.3%

12		TYPE OF REPORTING PERSON
CO

CUSIP No. 65487X102	13G	Page 3 of 4

Item 1(a).	NAME OF ISSUER

Noah Holdings Limited

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Building 2, Changyang Valley, 1687 Changyang Road, Shanghai 200090, People’s Republic of China

Item 2(a).	NAME OF PERSON FILING

Zhe Yin

Yin Investment Co., Ltd.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

For Zhe Yin:

Building 2, Changyang Valley, 1687 Changyang Road, Shanghai 200090, People’s Republic of China

For Yin Investment Co., Ltd.:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Item 2(c).	CITIZENSHIP

Mr. Zhe Yin is a citizen of the People’s Republic of China.

Yin Investment Co., Ltd. is a British Virgin Islands company.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary shares, par value US$0.0005 per share

Item 2(e).	CUSIP No.

65487X102.

This CUSIP number applies to the issuer’s American depositary shares (“ADSs”); Two ADSs represent one ordinary share.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

As of December 31, 2022, Yin Investment Co., Ltd. (“Yin Investment”) is the record owner of 1,605,000 ordinary shares of the issuer. Yin Investment also owns 41,150 ordinary shares in the form of ADS and has the right to acquire 55,650 ordinary shares upon exercise of options under the share incentive plan of the issuer.

CUSIP No. 65487X102	13G	Page 4 of 4

Mr. Yin Zhe is the sole director of Yin Investment and as such has power to vote and dispose of the ordinary shares held by Yin Investment. Mr. Yin Zhe is the beneficial owner of all the ordinary shares held by Yin Investment. The Trust was established for the purposes of Mr. Yin Zhe’s wealth management.

Yin Investment is indirectly wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Safe Harbor Trust (the “Trust”) constituted under the laws of Hong Kong, with Mr. Yin Zhe as the settlor and Mr. Yin Zhe and his family members as the beneficiaries. Yin Investment is directly wholly owned by Rhythm Profit Investment Limited, a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust may be considered to indirectly hold the shares of Yin Investment. However, the Trustee disclaims beneficial ownership of all such shares. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Yin Investment except upon written instruction by Mr. Yin Zhe, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associates.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

Zhe Yin

By:	/s/ Zhe Yin
Name: Zhe Yin

Yin Investment Co., Ltd.

By:	/s/ Zhe Yin
Name: Zhe Yin
Title: Director

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 13, 2012, by and between Yin Investment Co., Ltd. and Zhe Yin

* previously filed